Filed by Clarity Visual Systems, Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended
Subject Company: Clarity Visual Systems, Inc.
Commission File No. 132-02318
Date: July 27, 2006
Dear Shareholders,
Hopefully, you have heard by now that last week, Clarity announced it had signed a definitive agreement to be acquired by Planar Systems Inc. (PLNR), a public display systems company based in Beaverton, Oregon. This is an exciting development for your company, one that allows the vision of Clarity to continue as our operations transition to a business unit within Planar, while providing liquidity for you, our shareholders. I would like to take this opportunity to let you know some more details about the deal, and what to expect for next steps as we work towards the close of this transaction.
The purchase price is set at $46M, payable as 50% cash and 50% in registered Planar common stock. This purchase price is what is to be paid to the existing shareholders, subject to certain adjustments due to changes in working capital that may occur prior to close. The purchase price takes into consideration that they will also be assuming the debt of the company, which is around $6M net of our cash balance. Additionally, the purchase price will be further adjusted by the net effect of any option exercises that may occur between signing and close, effectively eliminating the dilutive effect of those option exercises on current shareholders.
The effect of all of this is that the proceeds expected to be available to shareholders works out to approx. $3.00 per common share, $6.00 per share of Preferred A stock (due to a conversion to common associated with a 2:1 stock split we did some time ago), and $11.00 per share for Preferred B stock (due to the 2:1 conversion and some additional liquidation preferences), all subject to a purchase price adjustment. To aid you in your estimates on what this means to you personally, I have included a report of what we have on record for your holdings. Please be sure to contact us if this report does not look accurate in some way.
As noted above, payment at closing will be in the form of 1/2 cash and 1/2 Planar stock. The conversion price for Planar stock was set at $12.07 per share based upon a 10 day volume-weighted average. Additionally, proceeds are subject to approximately a 10% holdback of both cash and stock to be held in escrow for up to 15 months against any potential liabilities that may arise after close.
The next step in the process is the filing of a registration statement for the transaction with the SEC. This registration statement is in draft now, and Planar expects to be filing this statement within two weeks or so. How long it will take to gain SEC approval is unclear, and could vary from 4 to 8 weeks or more, depending upon the level of review. Once we get SEC approval, then a Clarity shareholder meeting will be called with due notice, a vote held, and then we can proceed to close.
For now, there is no action required on your behalf. After the merger has been approved by Clarity shareholders and other conditions to the closing have been satisfied, you will receive detailed instructions on how to send in your stock certificates to exchange for your share of the proceeds. We will be providing additional information and updates as we move through this process. If you are a holder of warrants, we will be contacting you soon with instructions on how to exercise these warrants prior to closing. If you wish to be placed on our shareholder e-mail list, please forward your updated contact information to Karen Jennings at kjennings@clarityvisual.com.
Thank you for all your support and patience over the years. We at Clarity are excited about this new chapter, and we could not have gotten to this point without your support and commitment to our vision.
Sincerely,
/s/ Paul Gulick
Paul Gulick, CEO
Clarity Visual Systems
IN CONNECTION WITH PLANAR SYSTEMS, INC.’S ACQUISITION OF CLARITY VISUAL SYSTEMS, INC, PLANAR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS. CLARITY SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLANAR, CLARITY, THE MERGER, AND RELATED MATTERS. AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE FROM THE SEC WEB SITE (WWW.SEC.GOV) AND FROM PLANAR AND CLARITY. IN ADDITION TO THE PROPOSED REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, PLANAR FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC.